UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

File No. 812-

In the Matter of	)
)
RBS SECURITIES INC.	)
600 Washington Boulevard	)	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
Stamford, CT 06901)
)
CITIZENS INVESTMENT ADVISORS	)
a separately identifiable department of RBS	)
Citizens, N.A.	)
Mail Stop RC 03-30)
One Citizens Plaza	)
Providence, Rhode Island 02903)
)
File No. 812-)

RBS Securities Inc.

Citizens Investment Advisors

a separately identifiable department of RBS Citizens, N.A.

(Names of Applicants)

See Above

(Addresses of Applicants’ principal executive offices)

Kay L. Lackey, Esq. RBS Securities Inc. 600 Washington Blvd. Stamford, CT 06901	Paul R. Eckert, Esq. John M. Faust, Esq. WilmerHale LLP 1875 Pennsylvania Ave, NW Washington, DC 20006

(Names and addresses of persons to whom communications should be directed)

This Application consists of 20 pages.

RBS Securities Inc. (“RBS Securities” or the “Settling Firm”) and Citizens Investment Advisors (“Citizens IA”) (each an “Applicant” and collectively the “Applicants”),1 each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of the permanent injunction, as described below, that has been entered against the Settling Firm. The Settling Firm is also a party to this Application.2

As set forth below, one of the Applicants, Citizens IA, serves as investment sub-adviser to one management investment company registered under the Act (the “Fund”). No existing company of which the Settling Firm is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) (other than Citizens IA as described above) currently serves as an investment adviser or depositor of any investment company registered under the Act (“RIC”), employees’ securities company (“ESC”) or investment company that has elected to be treated as a business development company under the Act (“BDC”), or principal underwriter for any open-end registered

[1]	A list of the registered investment companies to which Citizens IA serves as investment sub-adviser as of November 7, 2013 is contained in Annex A.
[2]	The Settling Firm does not serve as an investment adviser, depositor or principal underwriter to any registered investment company.

investment company under the Act (“Open-End Fund”), unit investment trust registered under the Act (“UIT”), or face-amount certificate company registered under the Act (“FACC”). Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which the Settling Firm is an Affiliated Person and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Applicants, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.3 Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.	Background

A.	Applicants

RBS Securities, a Delaware corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is an indirect wholly-owned subsidiary of the Royal Bank of Scotland Group plc (“RBSG”). RBSG is an international banking and financial services company that provides a wide range of products and services to customers around the world. RBSG is a foreign banking organization for purposes of Section 8 of the International Banking Act of 1978, as amended, and Subpart B of Regulation K, a bank holding company for purposes of the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and a financial holding company for purposes of the BHC Act.

Citizens IA is a separately identifiable department of RBS Citizens, N.A., which is an indirect wholly-owned subsidiary of RBSG and bank subsidiary of RBS Citizens Financial Group, Inc. (“CFG”). CFG is a wholly-owned subsidiary of RBSG. Citizens IA is an investment adviser

[3]

The Applicants and other Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable conditions of the Orders.

registered under the Investment Advisers Act of 1940, as amended, and the investment sub-adviser to the Fund listed in Part 1 of Annex A. The assets under management of the Fund for which Citizens IA provides investment sub-advisory services is approximately $253 million as of July 2, 2013.

B.	The Consent and Injunction

On November 7, 2013, the Commission filed a complaint (the “Complaint”) against RBS Securities in the District Court for the District of Connecticut (the “District Court”) in a civil action captioned Securities and Exchange Commission v. RBS Securities Inc. The Complaint alleged that RBS Securities violated Sections 17(a)(2) and (3) of the Securities Act of 1933 (the “Securities Act”) [15 U.S.C. § 77q(a)(2), (3)] arising out of a single offering of residential mortgage-backed securities in 2007 (“RMBS”) (the “Conduct”).

In settlement of this action, RBS Securities submitted an executed Consent of Defendant RBS Securities, Inc. (the “Consent”). In the Consent, the Settling Firm agreed to the entry of a final judgment as described below, without admitting or denying allegations made in the Complaint (other than those relating to the jurisdiction of the District Court over them and the subject matter, solely for the purposes of this action).

On             , 2013, the District Court entered a judgment against the Settling Firm (the “Judgment”)4 that enjoined RBS Securities from violating, directly or indirectly, Sections 17(a)(2) and (3) of the Securities Act (the “Injunction”). Additionally, pursuant to the Judgment, RBS Securities will pay disgorgement in the amount of $80,352,639, prejudgment interest in the amount of $25,190,552, and a civil monetary penalty of $48,211,583.

[4]	Securities and Exchange Commission v. RBS Securities Inc., Case No. 1:13-cv- (D. Conn. , 2013).

II.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company (such activities, “Fund Service Activities”) if the person, by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from, among other things, acting as an investment adviser, underwriter, broker, or dealer or engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Section 9(a)(3) of the Act extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others, (A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding Citizens IA from acting as a sub-adviser for the Fund. The entry of the Judgment results in a disqualification of Citizens IA under Section 9(a)(3) because RBS Securities is an Affiliated Persons of Citizens IA within the meaning of Section 2(a)(3) of the Act and has, by consenting to the entry of the Judgment, become subject to an injunction described in Section 9(a)(2). Other Covered Persons, including the other Applicants, could be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a RIC, ESC, or BDC subject to Section 9.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).5

III.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, the Applicants assert the following statements.

A.	The Limited Scope of the Alleged Misconduct

The Conduct did not involve any of the Applicants acting as an investment adviser, sub-adviser, or depositor of any RIC, ESC or BDC, or principal underwriter for any Open-End Fund, UIT or FACC. The Conduct similarly did not involve any RIC, ESC or BDC with respect to which the Applicants engaged in Fund Service Activities.6 The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were

[5]	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).
[6]	The Settling Firm does not engage, and has not engaged, in Fund Service Activities.

under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”7 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that a RIC, ESC or BDC would have to be deprived of its management or an Open-End Fund or UIT of its distribution because of charged violations that are not even remotely related to the manager’s or distributor’s Fund Service Activities. In the absence of improper practices relating to their Fund Service Activities, therefore, the Applicants submit that Section 9(a) should not operate to bar them from serving RICs, ESCs, BDCs and their shareholders.

As a result of the foregoing, the conduct of the Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the Fund and its Shareholders

The inability of the Applicant, i.e., Citizens IA, that serves as investment sub-adviser to the Fund (the “Adviser Applicant”) to continue providing such services to the Fund would result in the Fund and its shareholders facing potential hardship.8 Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicant because those disqualifications would deprive the Fund of the sub-advisory services that shareholders expected the Fund would receive when they decided to invest in the

[7]	Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).
[8]	The Adviser Applicant is Citizens IA.

Fund. Uncertainty caused by prohibiting the Adviser Applicant from continuing to serve the Fund in a sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares of the Fund, which could frustrate efforts to manage effectively the Fund’s assets and could increase the Fund’s expense ratios to the detriment of non-redeeming shareholders. In addition, disqualifying the Adviser Applicant could result in substantial costs to the Fund and others because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser. The costs of obtaining such approvals could be substantial and would include the costs of: (1) identifying a suitable successor investment adviser or sub-adviser; (2) calling a special meeting of the board of trustees of the Fund; (3) preparing, printing and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Fund and its shareholders.

C.	Adverse Effect on Applicants

If the Adviser Applicant were barred under Section 9(a) from providing investment advisory services to the Fund and were unable to obtain the requested exemption, the effect on its business and employees would be severe. The Adviser Applicant has committed substantial capital and other resources to establishing expertise in sub-advising RICs. Without relief under Section 9(c), the Adviser Applicant would be prevented from offering sub-advisory services that represent a valuable part of the total financial services it offers. The effects on the Adviser Applicant would be particularly dire as investment sub-advisory activities represent a substantial part of its business.

Prohibiting the Adviser Applicant from engaging in Fund Service Activities would not only adversely affect its business, but would also adversely affect its employees who are involved in these activities. Many of these employees could experience significant difficulties in finding alternative, fund-related employment. For these reasons, the imposition of the Section 9(a) disqualification on the Adviser Applicant would be unduly and disproportionately severe.

In addition, if the Applicants or Covered Persons are unable to expand their businesses in the future because of the imposition of the Section 9(a) disqualification, it could also have an adverse impact on their businesses.

Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given the remedial actions that the Settling Firm will take to address the Conduct. Applicants submit that they have taken sufficient remedial actions to address the conduct that served as the basis for the Injunction and that granting the exemption requested in this Application is consistent with the public interest and the protection of investors.

D.	Absence of Any Connection Between the Misconduct and Applicants’ Fund Service Activities

The Conduct did not involve any of the Applicants’ Fund Service Activities. The Settling Firm does not serve in any of the capacities described in section 9(a) of the Act. Similarly, the Conduct did not involve the Fund, or the assets of the Fund, with respect to which the Applicants provided Fund Service Activities.

E.	No Involvement of Applicants’ Personnel

To the best of Applicants’ knowledge: (i) none of the current directors, officers or employees of Citizens IA that are involved in providing Fund Service Activities (or any other persons in such roles during the time period covered by the Complaint) had knowledge of or participated in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction; (ii) the directors, officers, and employees at RBS Securities who participated in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction have had no, and will not have any, involvement in providing Fund Service Activities on behalf of Applicants or other Covered Persons; and (iii) because the personnel of Citizens IA did not participate in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction, the shareholders of the Fund were not affected any differently than if the Fund had received services from any other non-affiliated investment adviser or principal underwriter.

F.	Actions to Address the Conduct Alleged in the Complaint

After extensive investigation, the Commission staff and RBS Securities have negotiated a settlement reflected in the Complaint, the Consent and the Judgment. As negotiated by the parties, RBS Securities has agreed to the filing of the Complaint and the Consent that will result in the Judgment imposing upon RBS Securities an injunction from violating Sections 17(a)(2) and (3) of the Securities Act. Additionally, RBS Securities has agreed to pay disgorgement in the amount of $80,352,639, prejudgment interest in the amount of $25,190,552, and a civil monetary penalty of $48,211,583. As a result of the foregoing, the Applicants respectfully submit that granting an exemption requested in the Application would be consistent with the public interest and the protection of investors.

G.	Actions Taken with Respect to the Fund

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practical, distribute to the board of trustees (“Board”) of the Fund written materials describing the circumstances that led to the Injunction, any impact on the Fund and this Application.9 The written materials will include an offer to discuss the materials at an in-

[9]

The written materials that will be provided to the Board of the Fund cited in footnote 6 will include a description of any impact or effect on the noted Fund the alleged conduct relating to the Injunction may have caused.

person meeting with the Board of the Fund, including the directors who are not “interested persons” of the Fund as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. The Applicants undertake to provide the Fund’s Board with all information concerning the Injunction and this Application necessary for the Fund to fulfill its disclosure and other obligations under the federal securities laws and will provide it a copy of the Judgment as entered by the District Court.

H.	Applicant’s Prior Section 9(c) Orders

Certain of the Applicants and their affiliates previously have applied for and obtained the following orders under Section 9(c).

LIBOR

On April 12, 2013, the Fraud Section of the Criminal Division and the Antitrust Division of the United States Department of Justice (together, the “Department of Justice”) filed a one-count criminal information (the “Information”) in the U.S. District Court for the District of Connecticut (the “Court”) charging one count of wire fraud, in violation of Title 18, United States Code, Section 1343. The Information charges that between approximately 2006 and at least 2010, RBS Securities Japan Limited (“RBSSJ”) engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by secretly manipulating benchmark interest rates to which the profitability of those trades was tied. The Information charges that, in furtherance of this scheme, on or about October 5, 2009, RBSSJ committed wire fraud in violation of Title 18, United States Code, Sections 1343 by transmitting, or causing the transmission of (i) an electronic chat between a derivatives trader employed by RBSSJ and a derivatives trader of The Royal Bank of Scotland plc

(“RBS plc”), (ii) a subsequent submission for the London InterBank Offered Rate for Japanese Yen (“Yen LIBOR”) to Thomson Reuters, and (iii) subsequent publication of a Yen LIBOR rate through international and interstate wires.

In addition, on April 12, 2013, the Department of Justice filed a two-count criminal information (the “RBS plc Information”) in the Court charging one count of wire fraud, in violation of Title 18, Unites States Code, Section 1343 and one count of price-fixing, in violation of the Sherman Act, Title 15, United States Code, Section 1. The RBS plc Information charges that between approximately 2006 and at least 2010, RBS plc engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by secretly manipulating benchmark interest rates to which the profitability of those trades was tied. The RBS plc Information charges that, in furtherance of this scheme, the defendant transmitted or caused the transmission of (i) an electronic chat between a derivatives trader and a money market trader, (ii) a subsequent submission for the London InterBank Offered Rate for Swiss Franc (“Swiss Franc LIBOR”) to Thomson Reuters, and (iii) a subsequent publication of a Swiss Franc LIBOR rate through international and interstate wires. The RBS plc Information also charges that from at least as early as 2007 through at least 2010, RBS plc engaged in a combination and conspiracy in unreasonable restraint of interstate and foreign commerce. The charged combination and conspiracy consisted of an agreement, understanding and concert of action among RBS plc and its co-conspirators, the substantial terms of which were to fix the price of Yen LIBOR-based derivative products by fixing Yen LIBOR, a key component of the price thereof, on certain occasions.

Pursuant to a plea agreement (the “Plea Agreement”), RBSSJ entered a plea of guilty (the “Guilty Plea”) on April 12, 2013 in the Court. In the Plea Agreement, RBSSJ, among other things, agreed to a fine of $50 million. The Applicants expect that the Court will enter a judgment against RBSSJ (the “Judgment”) that will require remedies that are materially the same as set forth in the Plea Agreement.

The Commission, pursuant to Section 9(c), exempted RBS plc, RBSSJ, and Citizens IA, and any other existing company of which RBS plc, and RBSSJ is an affiliated person or any other company of which RBS plc, and RBSSJ may become an affiliated person in the future, from the provisions of Section 9(a) of the Act, with respect to the Guilty Plea. Investment Company Act Release Nos. IC-30462; 812-14148 (Apr. 12, 2013) (notice and temporary order) and IC- 30509; 812-14148 (May 8, 2013) (permanent order).

Because the previously obtained Section 9(c) order was necessitated by actions brought by the U.S. Department of Justice involving facts and circumstances that do not bear on this Application, they have little, if any, relevance to whether this Application should be granted. Rather, this Application should be evaluated on its own merits, and granted for the reasons discussed above.

I.	Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

J.	Conclusion

For the reasons set forth above, each of the Applicants meets the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

IV.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

RBS Securities Inc.

Kay L. Lackey

Managing Director & Senior Counsel

RBS Securities Inc.

600 Washington Boulevard

Stamford, CT 06901

Citizens Investment Advisors

Michele Goldmeer

Wealth Management Legal Counsel, Senior Vice President

RBS Citizens Financial Group Inc.

101 Park Avenue, 10th Floor

New York, NY 10178

with a copy to:

Paul R. Eckert, Esq.

John M. Faust, Esq.

WilmerHale LLP

1875 Pennsylvania Ave, NW

Washington, DC 20006

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors or Trustees, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-2 of this Application, and the verifications required by rule 0-2(d) under the Act are included in the signature pages to this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on November 7, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

RBS SECURITIES INC.

By:	/s/ Kay L. Lackey
Name: Kay L. Lackey
Title: Managing Director & Senior Counsel

The Applicant named below has caused this Application to be duly signed on its behalf on November 7, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

CITIZENS INVESTMENT ADVISORS (A SEPARATELY IDENTIFIABLE DEPARTMENT OF RBS CITIZENS, N.A.)

By:	/s/ Dan LaPlante
Name: Dan LaPlante
Title: Senior Vice President

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being duly elected/appointed Director, Counsel of RBS Securities Inc. does hereby certify that this Application is signed by Kay L. Lackey, Managing Director & Senior Counsel of RBS Securities Inc., pursuant to the general authority vested in her as such under RBS Securities Inc.’s policy and required documents.

IN WITNESS WHEREOF, I have set my hand this November 7, 2013.

RBS SECURITIES INC.

By:	/s/ William Gougherty
Name: William Gougherty
Title: Director, Counsel

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly elected/appointed Senior Vice President of RBS Citizens, N.A., of which Citizens Investment Advisors (“Citizens IA”) is a separately identifiable department, does hereby certify that this Application is signed by Dan LaPlante, Senior Vice President of Citizens Investment Advisors of which Citizens IA is a separately identifiable department, pursuant to the general authority vested in him as such under Citizens IA policy and required documents.

IN WITNESS WHEREOF, I have set my hand this November 7, 2013.

CITIZENS INVESTMENT ADVISORS (A SEPARATELY IDENTIFIABLE DEPARTMENT OF RBS CITIZENS, N.A.)

By:	/s/ Edward P. Cahillane
Name: Edward P. Cahillane
Title: Senior Vice President

Annex A

Part 1

Funds for Which Citizens IA Provides Investment Management Services

As Sub-Adviser:

Aquila Narragansett Tax-Free Income Fund

20